Exhibit 10.16

EMPLOYMENT AGREEMENT

This Agreement dated as of July 15, 2010.

BETWEEN:

Heli-One Canada Inc., incorporated pursuant to the laws of Canada, having a head office in Richmond, British Columbia

(“CHC”)

AND:

William J. Amelio, of [home address]

(“Executive”)

WHEREAS CHC wishes to employ the Executive in the position of President and Chief Executive Officer of the CHC Helicopter group of companies which shall include CHC Helicopter SaRL and its direct and indirect subsidiaries (together, the “CHC Group”);

AND WHEREAS CHC and the Executive wish to provide for the following compensation to be paid to the Executive and other matters respecting his employment by CHC;

THEREFORE CHC and the Executive in consideration of the mutual covenants contained herein agree as follows:

1.	EMPLOYMENT

1.1 CHC acknowledges the Executive will be employed as President and Chief Executive Officer of the CHC Group. The Executive agrees to perform all duties and services commensurate with his position and as may be reasonably assigned or delegated to him from time to time by the Board of Managers of CHC Helicopter SaRL (the “Board”) and shall have overall responsibility for the management of the CHC Group,

1.2 The Executive agrees to devote his full working time and effort and attention to the business, operations and affairs of the CHC Group, but shall be permitted to continue to serve as Chairman of the Board of Directors of Caring for Cambodia, a charitable organization. In addition, for so long as the Executive and CHC agree that his involvement on the boards listed on Schedule A hereto is not detracting from his attention to, focus and ability to fulfill, his duties hereunder, the Executive may serve as a member of such boards. The Executive will not join other boards or accept other external professional commitments without prior approval of the Board.

1.3 The Executive agrees that the employment created hereby may be with such affiliate of CHC as CHC may designate from time to time for the purpose of employing executives of CHC provided that CHC shall guaranty the performance of such affiliate of its obligations to the Executive.

1.4 The Executive agrees that he shall establish a principal residence in the Metro Vancouver area by no later than July 31, 2011. The Executive may, at his option, elect to establish his new residence in the State of Washington proximate to Metro Vancouver. CHC and the Executive shall use all commercially reasonable efforts to obtain the necessary Canadian visas and work permits required for the

Executive to perform his duties hereunder and CHC shall reimburse the Executive for all reasonable expenses, including legal fees and administrative charges, incurred by the Executive in connection with obtaining such visas and/or work permits.

1.5 Upon Executive’s commencement of employment, at the option of the Executive, CHC and First Reserve Corporation (“First Reserve”) will take all necessary steps to elect the Executive to the Board and the boards of directors or managers (or similar position) of other companies within the CHC Group where First Reserve has nominee directors, subject only to tax planning considerations. Executive agrees to resign from such boards upon termination of employment for any reason. The Executive shall be provided the same D&O insurance coverage with respect to any such boards on which he serves as is provided to other CHC Group directors or managers.

2.	TERM OF EMPLOYMENT

2.1 This Agreement shall be for an indefinite term commencing August 10, 2010 subject to the right of CHC or the Executive to terminate it in accordance with the provisions set out in paragraph 5 hereof.

2.2 CHC shall reimburse the Executive for any expenses incurred attending anticipated preparatory meetings with First Reserve and CHC management in July 2010.

3.	COMPENSATION

The Executive shall be paid the following compensation:

3.1 Base Salary. CHC shall pay the Executive a base salary (the “Base Salary”) of US$750,000.00 per annum. At the end of each fiscal year, CHC shall review the amount of the Executive’s Base Salary and shall maintain or increase such Base Salary for the following year to such amount as the Board may determine in its discretion. Base Salary shall be payable in accordance with CHC’s normal payroll practices as in effect from time to time, but in no event less frequently than once each calendar month.

3.2 Vacation. The Executive shall be entitled to four (4) weeks vacation per annum. The vacation shall be taken at a time mutually convenient to CHC and the Executive and in accordance with CHC’s vacation policy.

3.3 Short Term Incentive Plan.

(a)	The Executive shall be eligible to participate in the Senior Management Short-Term Incentive Plan (“STIP”). Pursuant to the STIP, the Executive shall be entitled to an annual incentive bonus of up to 100% of the Executive’s Base Salary upon meeting, and up to 300% of the Executive’s Base Salary upon exceeding, pre-designated targets based on a combination of quantitative and qualitative metrics as set by the Board at its sole discretion on an annual basis. Notwithstanding any contrary terms of the STIP, if the Executive is an employee of CHC at the end of a fiscal year, he shall be eligible to collect any annual incentive bonus which the Executive is entitled to receive with respect to such fiscal year under the terms of the immediately preceding sentence even if he ceases to be an employee prior to the date on which the bonus is paid. Eligibility to participate in the STIP is otherwise governed by the terms of the STIP, a copy of which has been provided to the Executive.

(b)	Notwithstanding paragraph 3.3(a), for the period ended April 30, 2011, the Executive may elect (which election shall be made in writing to CHC’s Senior Vice-President, Human Resources within thirty (30) days of commencing employment and failing which option (i) shall apply) either (i) to be paid a bonus equal to 100% of the Executive’s Base Salary paid or payable from August 10, 2010 to April 30, 2011 or (ii) to participate in the STIP on a pro rata basis equal to days of employment/365.

3.4 Management Equity Program.

(a)	Upon commencing employment, the Executive shall be (i) granted options to acquire 11,130,446 Ordinary B Shares of 6622767 Holding (Cayman) Inc. (“Caymanco”) and (ii) entitled to subscribe for 200,000 special shares of Caymanco for nominal consideration, in each case being such amount as is 20% of each existing pool or allocation in CHC’s Management Equity Program, as constituted on July 1, 2010. The exercise price for the options will be US$— per share and such options shall vest in five equal instalments on the first five anniversaries of the date of the grant. The Executive acknowledges that there shall be no increase in his option grant or special share allocation to accommodate growth in either option pool size or total profit allocated to special shares, whether made in connection with his original grant or in future. Except as modified by this Agreement, the Executive’s entitlement shall otherwise be governed by the terms and conditions of CHC’s Management Equity Program, including the Caymanco Share Incentive Plan (the “Plan”) adopted September 16, 2008, copies of which have been provided to the Executive.

(b)	Notwithstanding the terms of the Management Equity Program, if the Executive’s employment is terminated other than for Cause or if the Executive elects to terminate his employment pursuant to paragraph 5.5, (i) options granted thereunder shall vest as to such amount as would have vested through the next scheduled vest date and (ii) without the consent of the Executive there shall be no redemption or call right within the first 24 months after the date hereof for vested options, vested special shares or Ordinary B Shares issued pursuant to exercise of a vested option except incident to a Final Exit Event as defined in the Plan.

3.5 Ordinary B Share Investment.

(a)	The Executive agrees to purchase, as soon as practicable and in any event prior to August 10, 2010, US$2,000,000 of Ordinary B Shares of Caymanco to be issued at US$1.00 per share which is the equivalent price per share paid by affiliates of First Reserve upon its acquisition of the CHC Group.

(b)

Concurrently with such investment, CHC shall advance to the Executive the sum of US$500,000 to be used solely to assist with the acquisition of Ordinary B Shares set out herein (any such purchased shares being the “Purchased Shares”). The loan of US$500,000 shall be secured by a pledge of the Purchased Shares, shall bear interest at the Canadian Prescribed rate as determined by the Income Tax Act (Canada) payable annually and have a term of two years, provided that the Executive authorizes CHC to deduct pre-payments of the loan in the amount of US$250,000.00 per annum from any STIP payment made to the Executive. In the event that, during the period ending two (2) years from the date hereof, the Executive’s employment is terminated or ends for any reason other than without Cause, for Good Reason or upon death or Permanent Disability, or following the initial two years of the Executive’s employment, the

Executive’s employment is terminated or ends for any reason, any outstanding amount of the loan, including accrued but unpaid interest, that remains unpaid shall be due and owing immediately upon the date of termination. The Executive’s holding of the Ordinary B Shares shall be governed by the terms and conditions of the Management Shareholders Agreement of Caymanco, to which the Executive shall become a party concurrently with the investment, a copy of which has been provided to the Executive. The Executive’s holdings of Ordinary B Shares purchased pursuant to paragraph 3.5(a) shall be deemed to be Management Shares, as that term is defined in the Management Shareholder Agreement.

(c)	Notwithstanding the terms of the Management Shareholders Agreement, in the event the Executive’s employment is terminated without Cause, for Good Reason, or as a result of death or Permanent Disability in the first two (2) years of this Agreement, CHC agrees to cause Caymanco (or such other entity within the CHC Group as CHC shall then elect) to repurchase the Purchased Shares for the greater of (i) Fair Value determined as specified in the Management Shareholders Agreement and upon the terms thereof and (ii) US$2,000,000 within thirty (30) days of such termination or resignation. Following such date, the terms of the Management Shareholders Agreement shall govern. The Executive agrees that any amounts payable pursuant to this paragraph 3.5(c) shall be net of amounts paid or payable on his behalf to CHC pursuant to paragraph 3.5(b).

(d)	The operation of paragraph 3.5(c) hereof shall be suspended for such time and to the extent that Caymanco or members of the CHC Group are restricted under the terms of any credit facility to which they are then party from purchasing or repurchasing equity securities of Caymanco.

3.6 Other Compensation Arrangements. The Executive shall be eligible to participate in other bonus, compensation and stock option arrangements as approved from time to time by the Board.

3.7 Automobile. CHC will provide the Executive with an automobile allowance of CDN$1,200.00 per month and shall pay all reasonable operating costs for the use of the vehicle.

3.8 Other Benefits. The Executive shall be entitled to participate in all employee insurance and other benefit plans as may be provided by CHC to its executive employees which may include medical, dental, insurance and other plans as may be introduced, changed or terminated from time to time by CHC. The minimum benefits to be provided to the Executive shall not in aggregate be less favourable to the Executive than the benefits described in Schedule B hereto.

3.9 Pension Plan. The Executive will be eligible to participate in CHC’s designated defined contribution pension plan in accordance with the terms of that plan.

3.10 Tax Return Preparation. For each calendar year during which the Executive is subject to Canadian tax as a result of income arising out of this Agreement, CHC will secure at its expense the services of a tax professional reasonably satisfactory to the Executive to prepare his US and Canadian tax returns and to manage any audit with respect to such returns.

3.11 Tax Equalization.

(a)	For each calendar year during which the Executive is subject to Canadian or other non-U.S. tax as a result of income arising under this Agreement, CHC will extend to the Executive the benefit of tax equalization calculated based on taxes which would have been applicable if the Executive had maintained his residence in Austin, Texas.

(b)	Notwithstanding paragraph (a) above, in no circumstances shall tax equalization be paid by CHC (i) in respect of income arising from the Executive’s participation in CHC’s Management Equity Program as amended (or similar equity-linked compensation programs as may be implemented from time to time), or (ii) to indemnify or reimburse the Executive for any federal or provincial tax paid or payable as a result of his departure from Canada or termination of Canadian resident status.

(c)	The concept of tax equalization is that in a given calendar year the Executive will pay no more and no less worldwide tax than applicable U.S. federal, state and local income tax and social security tax on his hypothetical income from CHC. The Executive’s hypothetical income from CHC for a calendar year for the purposes of tax equalization will be all income received pursuant to this Agreement during such calendar year (the “Hypothetical Income”) excluding income arising from the Executive’s participation in CHC’s Management Equity Program, amended (or similar equity-linked compensation programs as may be implemented from time to time. CHC will not equalize any income the Executive receives from sources other than CHC (“Personal Income”).

(d)	The benefits of any foreign earned income exclusions and credits relating to CHC-paid foreign tax claimed on US tax returns and arising from income received from CHC will belong to CHC and are held for CHC’s benefit by the Executive. CHC may, at its discretion and for a period of ten years following termination of the Executive’s employment, require the Executive to provide copies of his U.S. tax return to the tax professional referred to in paragraph 3.10 for the purpose of determining whether any foreign tax credits may be recaptured and should be paid to CHC. The provision of any such returns shall be on the basis that the information contained therein is to be held confidential by the tax professional and not shared with CHC except for the purpose described in this paragraph 3.11(d).

(e)	The Executive’s Hypothetical Tax will be calculated as the sum of applicable U.S. federal, social security (FICA+Medicare), state and local tax, based on the Executive’s primary U.S. domiciliary residence in Austin, Texas on the Executive’s Hypothetical Income. In determining the Executive’s Hypothetical Tax, the Executive will be provided the benefit of any deductions and exemptions that can be claimed under applicable U.S., state and local law provided that the amounts giving rise to such deductions and exemptions were paid by the Executive and reasonable proof thereof is submitted to CHC. In addition, the Executive will be granted the benefit of a hypothetical itemized deduction for the amount of hypothetical state and local tax charged to him. The Hypothetical Tax will be calculated by applying to the Hypothetical Income the effective tax rate determined taking into consideration any Personal Income and the benefits described above. This approach is intended to fairly allocate the benefit of the graduated tax structure and applicable deductions between the Executive and CHC.

(f)	During the year, CHC will withhold an estimated Hypothetical Tax from the Executive’s compensation instead of the federal income tax withholdings which would have been applicable to his Hypothetical Income (“Estimated Hypothetical Tax Amount”). CHC will be liable for and pay on the Executive’s behalf all actual taxes due in the U.S. and Canada with respect to his Hypothetical Income.

(g)	The Executive’s tax equalization calculation will be prepared by the tax professionals selected as specified in paragraph 3.10 above after completion of the Executive’s U.S. and foreign income tax returns. This calculation is intended to reconcile any difference between the Executive’s final Hypothetical Tax and the Estimated Hypothetical Tax that was withheld from the Executive’s compensation during the year. If the Estimated Hypothetical Tax exceeds the final Hypothetical Tax, the Executive shall be entitled to a reimbursement from CHC. If the final Hypothetical Tax exceeds the Estimated Hypothetical Tax, CHC shall be entitled to a reimbursement from the Executive.

4.	EXPENSES

CHC shall promptly reimburse the Executive for:

4.1 All reasonable expenses paid or incurred by the Executive in connection with the performance of the Executive’s duties and responsibilities hereunder, upon presentation of expense vouchers or other appropriate documentation.

4.2 All reasonable professional expenses, such as licenses and dues and professional educational expenses, paid or incurred by the Executive during the Term.

4.3 The costs of a personal computer, cellular telephone and fax machine for the Executive’s residence, including the monthly fees related to such devices.

4.4 CHC shall reimburse the Executive the reasonable costs of relocating his family and household to Metro Vancouver or a proximate location in the State of Washington. Alternatively, the Executive may elect to have CHC retain the services of a relocation company at its expense to manage said relocation. In addition, CHC shall pay to the Executive a one time, payment of US$250,000, net of all taxes (including without limitation U.S. and Canadian income taxes) resulting from such payment, to cover any additional costs associated with relocation.

5.	TERMINATION

This Agreement may be terminated by CHC or by the Executive in accordance with the terms of this paragraph.

5.1 Definitions. For the purpose of this paragraph the following terms shall have the following meaning:

(a)	“Cause” shall mean:

(i)	the Executive’s wilful and continued failure to substantially perform the duties and responsibilities of his position or otherwise fail to comply with any of the material provisions of this Agreement;

(ii)	an act of gross negligence on the part of the Executive in the performance of the duties and responsibilities of his position;

(iii)	the commission by the Executive of any activity constituting a material violation or breach under any federal, provincial or local law or regulation (excluding for greater certainty minor traffic violations);

(iv)	fraud, breach of fiduciary duty, dishonesty, misappropriation or other intentional material damage to the property or business of the CHC Group by the Executive; or

(v)	the Executive’s admission or conviction of, any offence that, in the judgment of the Board, adversely affects the CHC Group’s reputation or the Executive’s ability to carry out his responsibilities under this Agreement.

(b)	“Change in Control” means the occurrence of any of the following events:

(i)	a transaction or series of transactions as a result of which there is direct or indirect acquisition, by a “person” or “group” of persons (as such terms are used in Rule 13d-3 under the Securities Exchange Act of 1934 as now and hereafter amended), other than the person or group of persons (or their respective affiliates) who hold at least 50% of the voting securities of CHC Helicopter SaRL on the effective date of this Agreement, acting jointly or in concert, of voting securities of CHC Helicopter SaRL that when taken together with any voting securities owned directly or indirectly by such person or group of persons at the time of the acquisition, constitute 50% or more of the outstanding voting securities of CHC Helicopter SaRL;

(ii)	the consummation of a merger, amalgamation, consolidation, reorganization or other business combination after which the present holders of voting securities of CHC Helicopter SaRL (or their respective affiliates) do not collectively own 50% or more of the voting securities of the entity surviving such merger, amalgamation, consolidation, reorganization or other business combination;

(iii)	there is a sale, transfer or other disposition of all or substantially all of the assets of CHC Helicopter SaRL; or

(iv)	there is a liquidation, dissolution or winding-up of CHC Helicopter SaRL,

but does not include any broad public offering of securities of CHC Helicopter SaRL or any transaction, including a dissolution or wind up whereby the assets of CHC Helicopter SaRL remain with an affiliate or subsidiary of CHC Helicopter SaRL, that may occur between CHC Helicopter SaRL, any affiliate or subsidiary of CHC Helicopter SaRL or, as applicable, any person associated with CHC Helicopter SaRL or any affiliate or subsidiary of CHC Helicopter SaRL, which, but for such relationship the transaction would otherwise constitute a Change of Control hereunder.

(c)	“Change in Control Period” shall mean a date that is within one hundred and eighty (180) days after the consummation of a Change in Control.

(d)	“Good Reason” shall mean:

(i)	the Executive’s position is changed to one of lesser stature than that of President and Chief Executive Officer;

(ii)	the Executive is assigned duties inconsistent with his position or duties hereunder and which result in a significant reduction in the nature or scope of the powers, authority, functions, or duties of the Executive; or

(iii)	a decrease in the Executive’s base salary, a material decrease in the Executive’s STIP eligibility, benefits, vacation or other compensation or a failure by CHC to pay any material amounts due to the Executive hereunder or otherwise comply with any of the material provisions of this Agreement.

(e)	“Notice of Termination” shall mean a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated and (iii) specifies the proposed termination date. No purported termination of Executive’s employment shall be effective without a Notice of Termination.

(f)	“Permanent Disability” shall mean a physical or mental disability such that the Executive is substantially unable to perform those duties that the Executive would otherwise be expected to perform and the non-performance of such duties has continued for any one hundred and twenty (120) consecutive days or one hundred and eighty (180) non-consecutive days in any twelve (12) consecutive months.

5.2 Termination for Cause

The Executive’s employment under this Agreement may be terminated by CHC for Cause by giving the Executive Notice of Termination. The Executive shall have ten (10) business days after such Notice of Termination is received to cure such conduct, to the extent cure is possible. Notwithstanding the foregoing CHC may not terminate the Executive’s employment for Cause unless the Executive is provided with written notice and the opportunity to address a special meeting called by the Board to consider the termination of the Executive’s employment and the termination is approved by the Board at such meeting. The Executive shall be provided with written notice of this meeting no less than five (5) days prior. If the Executive’s employment is terminated by CHC for Cause, CHC shall pay to the Executive all amounts properly due and owing up to the date of termination and shall have no further compensation obligations to the Executive under this Agreement.

5.3 Termination for Death or Disability

The Executive’s employment under this Agreement will be terminated upon the death of the Executive or upon the Executive becoming permanently disabled. While CHC will attempt to accommodate any Permanent Disability suffered by the Executive, CHC and the Executive recognize it is a fundamental term of this Agreement that the Executive be able to attend actively at work in British Columbia (or future locations of a CHC head office) and frequently to travel globally. The Executive acknowledges and agrees that, given the nature of CHC’s business and the critical importance of the Executive’s position in the operations of CHC, it would constitute an unreasonable accommodation on the part of CHC to operate without the services of the Executive for more than one hundred and twenty (120) consecutive days or for more than one hundred and eighty (180) non-consecutive days in any twelve (12) consecutive months. Further, the Executive acknowledges that it would be impractical for CHC to hire a replacement for the Executive, unless the replacement is hired on a permanent basis. In the event that the Executive’s employment is terminated as a result of death or Permanent Disability, CHC shall pay to the Executive or to the Executive’s estate the amounts set out in paragraph 5.4(a) of this Agreement in the manner set out therein.

5.4 Termination by CHC other than for Cause, Disability or Death

(a)	CHC may terminate the employment of the Executive on written notice to the Executive and upon such termination shall provide to the Executive:

(i)	Base Salary accrued to the date of termination;

(ii)	Bonus accrued in the year of termination pro-rated according to the number of days in the year prior to the termination date, divided by 365. Any pro-rated bonus shall be based on the average bonus earned by the Executive in each of the two years immediately preceding the year in which the termination occurred, In the event the Executive is terminated prior to completing two years of service, the pro-rated bonus shall be calculated based on the prior year bonus and in the event the Executive is terminated prior to completing one year of service, the pro-rated bonus shall be based on the target bonus for the uncompleted year of service;

(iii)	Any expense amounts properly accruing to the Executive pursuant to paragraph 4 or otherwise reimbursable to the Executive under this Agreement;

(iv)	In addition to the above, the Executive shall be entitled to:

(1)	a lump sum amount equal to twelve (12) months of the Executive’s then Base Salary;

(2)	subject to the terms and conditions of the applicable benefit plan, the continuation of the Executive’s medical and insurance benefits, as set out in paragraph 3.8 of this Agreement for a period of twelve (12) months,

(b)	In the event the Executive’s employment under this Agreement is terminated pursuant to this paragraph 5.4 within the first two (2) years of his relocating to the Metro Vancouver area or a proximate area in Washington State, then CHC shall pay to the Executive a further sum equivalent to six (6) months’ Base Salary, in addition to the amounts set out in paragraph 5.4(a).

(c)	The Executive understands and agrees that prior to receiving the payments noted in paragraphs 5.4(a) or (b) he will sign a general release in a form satisfactory to CHC and to the Executive. The general release shall not release the obligation to make such payments or any obligations which under the terms of paragraph 22 below are to survive.

5.5 Termination on a Change of Control or Good Reason

In the event any of the following events occur;

(a)	during the Change of Control Period, the Executive’s employment with CHC is terminated, other than for Cause, or the Executive is required to perform his principal duties at a location that is more than one hundred and fifty (150) kilometres from the location at which the Executive performs such duties immediately before the Change of Control; or

(b)	an event which constitutes Good Reason.

then, at the Executive’s election, of which the Executive shall advise CHC, by notice in writing within thirty (30) days of the event, and provided that the event described herein has not been remedied by CHC within seven (7) days of receiving the said notice in writing, the Executive’s employment under this Agreement shall be deemed to have been terminated by CHC and CHC will, immediately upon termination, pay to the Executive the amount of payments and benefits set out in paragraph 5.4(a) and (b), if applicable, of this Agreement.

5.6 Resignation by the Executive

The Executive shall have the right to terminate his employment under this Agreement upon giving CHC at least six (6) months prior written notice of resignation. CHC may, at its option, waive such notice and if it does so, the Executive shall be deemed to have resigned as of the date CHC waives such notice. If the Executive’s employment is terminated under this paragraph 5.6, CHC shall pay to the Executive all amounts properly arising up to the date of termination and shall have no further compensation obligations to the Executive under this Agreement.

5.7 No Further Payments

The Executive acknowledges and agrees that unless otherwise expressly agreed in writing between the Executive and CHC, the Executive shall not be entitled, by reason of the Executive’s employment with CHC or by reason of any termination of such employment, howsoever arising, to any remuneration, compensation or other benefits other than those expressly provided for or referenced in this Agreement.

6.	INDEMNIFICATION

The Executive shall be indemnified and held harmless by CHC against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, (other than by reason of the Executive’s dishonesty, wilful default or fraud), in or about the conduct of the business or affairs of the CHC Group (including as a result of any mistake of judgement) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the CHC Group or its affairs in any court whether in Canada or elsewhere. Notwithstanding the foregoing, if the Executive’s employment has been terminated for Cause, CHC shall have no obligation whatsoever to indemnify the Executive for any claim arising out of the matter for which his employment shall have been terminated.

7.	CONFIDENTIAL INFORMATION

7.1 The Executive acknowledges that, by reason of the Executive’s employment with CHC, the Executive will have access to Confidential Information, as hereinafter defined, of CHC, that CHC has spent time, effort and money to develop and acquire. For the purposes of this paragraph 7, any reference to “CHC” shall mean CHC and its affiliates and subsidiaries. The term “Confidential Information” as used in this Agreement means all trade secrets, proprietary information and other data or information (and any tangible evidence, record or representation thereof) whether prepared, conceived or developed by an employee or agent of CHC (including the Executive) or received by CHC from an outside source which is maintained in confidence by CHC or the outside source who provided the information in question. Without limiting the generality of the foregoing, Confidential Information includes information of CHC pertaining to:

(a)	any ideas, improvements, know-how, research, inventions, innovations, products, services, sales, processes, methods, machines, procedures, tests, treatments,

developments, technical data, designs, devices, patterns, concepts, computer programs or software, records, data, training or service manuals, plans for new or revised services or products or other plans, items or strategy methods on compilation of information, or works in process, or any inventions or parts thereof, and any and all revisions and improvements relating to any of the foregoing (in each case whether or not reduced to tangible form) that relate to the business or affairs of CHC or that result from its marketing, research and/or development activities;

(b)	the identities of clients and potential clients, customers and potential customers (collectively, “Customers”); the identities of contact persons at Customers; the preferences and needs of Customers; customer contact persons; information regarding sales terms, service plans, methods, practices, strategies, forecasts, know-how, and other marketing techniques; the identities of key accounts, potential key accounts; the identities of suppliers and contractors, and all information about those supplier and contractor relationships such as contact person(s), pricing and other terms;

(c)	any information relating to the relationship of CHC with any personnel, suppliers, principals, investors, contacts or prospects of CHC and any information relating to the requirements, specifications, proposals, orders, contracts or transactions of or with any such persons;

(d)	any marketing material, plan or survey, business plan, opportunity or strategy, development plan or specification or business proposal;

(e)	financial information, including CHC’s costs, financing or debt arrangements, income, profits, salaries or wages; and

(f)	any information relating to the present or proposed business of CHC.

7.2 The Executive acknowledges that the Confidential Information is a valuable and unique asset of CHC and that the Confidential Information is and will remain the exclusive property of CHC.

7.3 The Executive agrees to maintain securely and hold in strict confidence all Confidential Information received, acquired or developed by the Executive or disclosed to the Executive as a result of or in connection with the Executive’s association with CHC. The Executive agrees that, both during the term of this Agreement and after the termination of the Executive’s employment with CHC, the Executive will not, directly or indirectly, divulge, communicate, use, copy or disclose or permit others to use, copy or disclose, any Confidential Information to any person, except as such disclosure or use is required to perform the Executive’s duties hereunder. The obligation of confidentiality imposed by this Agreement shall not apply to information that appears in issued patents or printed publications, that otherwise becomes generally known in the industry through no act of the Executive in breach of this Agreement, or that is required to be disclosed by court order or applicable law.

7.4 The Executive understands that CHC has from time to time in its possession information belonging to third parties or which is claimed by third parties to be confidential or proprietary and which CHC has agreed to keep confidential. The Executive agrees that all such information shall be Confidential Information for the purposes of this Agreement.

7.5 For purposes of the copyright laws of the United States of America, to the extent, if any, that such laws are applicable to any Confidential Information, it shall be considered a work made for hire and CHC shall be considered the author thereof.

7.6 The Executive agrees that documents, copies, records and other property or materials made or received by the Executive that pertain to the business and affairs of CHC, including all Confidential Information which is in the Executive’s possession or under the Executive’s control are the property of CHC and that the Executive will return same and any copies of same to CHC immediately upon termination of this Agreement or at any time upon the request of CHC.

7.7 Notwithstanding the foregoing terms of this paragraph 7, the Executive shall be permitted to retain copies of this Agreement, and any documentation related to this compensation, benefits and equity rights arising under or contemplated by this Agreement.

8.	DISCLOSURE OF DISCOVERIES, IDEAS AND INVENTIONS

8.1 Any new technology, knowledge or information developed by the Executive related to the business of CHC during the term of this Agreement shall be the exclusive property of CHC to the extent that such technology, knowledge or information is owned by the Executive.

8.2 The Executive acknowledges that all Confidential Information (as defined above) and all other discoveries, know-how, inventions, ideas, concepts, processes, products, protocols, treatments, methods, tests and improvements, computer programs, or parts thereof, conceived, developed, reduced to practice or otherwise made by him either alone or with others, during the course of his employment with CHC pursuant to this Agreement or any previous employment agreements or arrangements between the Executive and CHC, whether or not conceived, developed, reduced to practice or made during the Executive’s regular working hours or on the premises of CHC (collectively “Inventions”), and any and all services and products which embody, emulate or employ any such Inventions will be the sole property of CHC and all copyrights, patents, patent rights, trademarks, service marks and reproduction rights to, and other proprietary rights in, each such Invention, whether or not patentable or copyrightable, will belong exclusively to CHC. For purposes of the copyright laws of the United States of America, to the extent, if any, that such laws are applicable to any such Invention or any such service or product, it will be considered a work made for hire and CHC will be considered the author thereof.

8.3 The Executive shall disclose promptly to CHC, its successors or assigns, any Inventions.

8.4 The Executive hereby assigns and agrees to assign all his rights, title and interest in the Inventions, to CHC or its nominee.

8.5 Whenever requested to do so by CHC, the Executive shall execute any and all applications, assignments or other instruments which CHC shall deem necessary to apply for and obtain patents or copyrights of Canada, the United States or any foreign country or to otherwise protect CHC’s interest in the Inventions and shall assist CHC in every proper way (entirely at CHC’s expense, including reimbursement to the Executive for all expense and loss of income) to obtain such patents and copyrights and to enforce them.

8.6 The Executive hereby waives for the benefit of CHC and its successors and assigns any and all moral rights in respect of any Inventions.

9.	NON-COMPETITION

9.1 The Executive recognizes and understands that in performing the duties and responsibilities of his employment as provided in this Agreement, he will occupy a position of high fiduciary trust and confidence, pursuant to which he will develop and acquire wide experience and knowledge with respect to all aspects of CHC’s Global helicopter services and other businesses carried on by CHC and its affiliates and the manner in which such businesses are conducted. It is the express intent and agreement of the Executive and CHC that such knowledge and experience shall not be used in any manner which would be detrimental to the business interests of CHC and such affiliates whether during the currency of his employment by CHC or at any time following the termination of his employment with CHC. The Executive covenants and agrees with CHC that the Executive will not, without the prior written consent of CHC, at any time within a period of twelve (12) months following the termination of the Executive’s employment for any reason, either individually or in partnership or in conjunction with any person, whether as principal, agent, shareholder, director, officer, employee, investor, or in any other manner whatsoever, directly or indirectly, advise, manage, carry on, be engaged in, own or lend money to, or permit the Executive’s name or any part thereof to be used or employed by any person managing, carrying on or engaged in a business of supplying global, national or local helicopter (including helicopter maintenance) services.

9.2 The Executive shall not, for a period of twelve (12) months after the termination of employment for any reason, without the prior written consent of CHC, for his account or jointly with another, either directly or indirectly, for or on behalf of himself or any individual, partnership, corporation or other legal entity, as principal, agent, employee or otherwise, solicit, influence, entice or induce, attempt to solicit, influence, entice or induce:

(a)	any person who is employed by CHC or any affiliated company to leave such employment; or

(b)	any person, firm or corporation whatsoever, who or which has at any time in the last two (2) years of the Executive’s employment with CHC or any predecessor of CHC, been a customer of CHC, an affiliate company, or of any of their respective predecessors, provided that this subsection shall not prohibit the Executive from soliciting business from any such customer if the business is in no way similar to the business carried on by CHC, an affiliated company, any of their respective predecessors, subsidiaries or associates to cease its relationship with CHC or any affiliated company.

9.3 Paragraph 9.2(a) shall not apply to the current or any former administrative assistant of the Executive.

10.	INJUNCTIVE RELIEF

10.1 The Executive understand and agrees that the CHC has a material interest in preserving the relationships it has developed with its customers against impairment by competitive activities of a former employee. Accordingly, the Executive agrees that the restrictions and covenants contained in paragraphs 7, 8 and 9 are reasonably required for the protection of the CHC and its goodwill and that his agreement to same by his execution of this Agreement are of the essence to this Agreement and constitute a material inducement to the company to enter into this Agreement and to employ the Executive, and that the CHC would not enter into this Agreement absent such an inducement.

10.2 The parties recognize that a breach by the Executive of any of the covenants herein contained would result in damages to CHC and that CHC could not adequately be compensated for such damages by monetary award. Accordingly, the Executive agrees that in the event of any such breach, in addition to all other remedies available to CHC at law or in equity, CHC shall be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree or otherwise, as may be appropriate to ensure compliance with the provisions of this Agreement.

10.3 The parties further agree that a breach by the Executive of any of the covenants contained in paragraphs 7, 8 and 9 will nullify and make void the obligation that CHC has to make the payments referred to in paragraph 5 and where such payments have already been made, the Executive agrees to reimburse CHC the amount paid. Where the Executive fails to reimburse CHC, the amount paid to the Executive shall be a debt due and owing from the Executive to CHC.

10.4 The parties agree that all restrictions in paragraph 9 of this Agreement are necessary and fundamental to the protection of the business of CHC and are reasonable and valid, and all defences to the strict enforcement thereof by CHC are hereby waived by the Executive.

11.	REPRESENTATION AND WARRANTY OF THE EXECUTIVE

The Executive represents and warrants that he is not under any obligation, contractual or otherwise, to any other firm or corporation, which would prevent his entry into the employ of CHC or his performance of the terms of this Agreement.

12.	ENTIRE AGREEMENT; AMENDMENT

12.1 This Agreement contains the entire agreement between CHC and the Executive with respect to the subject matter hereof, and may not be amended, waived, changed, modified or discharged except by an instrument in writing executed by the parties hereto.

12.2 The Executive acknowledges and agrees that this Agreement replaces and supercedes any previous employment agreement with CHC.

13.	ASSIGNABILITY

The services of the Executive hereunder are personal in nature, and neither this Agreement nor the rights or obligations of CHC hereunder may be assigned by CHC, whether by operation of law or otherwise, without the Executive’s prior written consent. This Agreement shall be binding upon, and inure to the benefit of, CHC and their permitted successors and assigns hereunder. This Agreement shall not be assignable by the Executive, but shall inure to the benefit of the Executive’s heirs, executors, administrators and legal representatives.

14.	NOTICE

Any notice that may be given hereunder shall be in writing and be deemed given when hand delivered and acknowledged or, if mailed, one day after mailing by registered or certified mail, return receipt requested, or if delivered by an overnight delivery service, one (1) day after the notice is delivered to such service, to either party hereto at their respective addresses stated above, or at such other address as either party may by similar notice designate. Should CHC provide the Executive with a notice of termination or default hereunder, an additional notice shall be provided in accordance with the terms hereof to Roger Klein, Howrey LLP, 1299 Pennsylvania Ave NW, Washington DC 20004-2402, email KleinR@Howrey.com.

15.	NO THIRD PARTY BENEFICIARIES

Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties (and the Executive’s heirs, executors, administrators and legal representatives and the permitted transferees of the Options) any rights or remedies of any nature under or by reason of this Agreement.

16.	SUCCESSOR LIABILITY

CHC shall require any subsequent successor, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all of the business assets of CHC to assume expressly and agree to perform this Agreement in the same manner and to the same extent that CHC would be required to perform it if no such succession had taken place.

17.	MITIGATION

The Executive shall not be required to mitigate the amount of the payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer or by retirement benefits payable after the termination of this Agreement, except that CHC shall not be required to provide the Executive and his eligible dependents with medical insurance coverage as long as the Executive and his eligible dependents are receiving comparable medical insurance coverage from another employer.

18.	WAIVER OF BREACH

The failure at any time to enforce or exercise any right under any of the provisions of this Agreement or to require at any time performance by the other parties of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement or nay part hereof, or the right of any party hereafter to enforce or exercise its rights under each and every provision in accordance with the terms of this Agreement.

19.	NO ATTACHMENT

Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; provided, however, that nothing in this paragraph 19 shall preclude the assumption of such rights by executors, administrators or other legal representatives of the Executive or his estate and their assigning any rights hereunder to the person or persons entitled thereto.

20.	ARBITRATION

Any dispute arising out of or relating to the application or interpretation of this Agreement shall be submitted to binding arbitration in accordance with the provisions of the Commercial Arbitration Act of British Columbia except for any dispute arising from paragraphs 8 through 11.

21.	SEVERABILITY

The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision, or any part thereof, but this Agreement shall be construed as if such invalid or unenforceable term, phrase, clause, paragraph, restriction, covenant, agreement or other provision had never been contained herein unless the deletion of such term, phrase, clause, paragraph, restriction, covenant, agreement or other provision would result in such a material change as to cause the covenants and agreements contained herein to be unreasonable or would materially and adversely frustrate the objectives of the parties as expressed in this Agreement.

22.	SURVIVAL

The obligations set out in paragraph 3, 4, 5 and 27 of this Agreement shall survive the termination of this Agreement and shall remain binding upon CHC until such time as such benefits are paid in full to the Executive or his estate. The obligations set out in paragraphs 3.11(d), 6, 7, 8 and 10 of this Agreement shall survive indefinitely and the obligations set out in paragraph 9 shall survive for twelve (12) months following termination of the Executive’s employment under this Agreement.

23.	EMPLOYMENT STANDARDS ACT

In the event that minimum standards in the Employment Standards Act, R.S.B.C. 1996, c. 113, or any other employment standards legislation, that may be applicable are more favourable to the Executive in any respect, including but not limited to the provisions herein in respect of notice of termination or vacation entitlement, the provisions of the Employment Standards Act, or such other applicable employment standards legislation, shall apply.

24.	CONSTRUCTION

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without giving effect to principles of conflict of laws. All headings in this Agreement have been inserted solely for convenience of reference only, are not to be considered a part of this Agreement and shall not affect the interpretation of any of the provisions of this Agreement.

25.	INDEPENDENT LEGAL ADVICE

The Executive agrees that the contents, terms and affect of this Agreement have been explained to him by a lawyer and are fully understood or that the Executive has waived his right to seek legal advice but fully understands and accepts the contents, terms and affect of this Agreement.

26.	COUNTERPARTS

This Agreement may be executed in one or more counterparts in pdf. format or otherwise, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

27.	ADDITIONAL TAX PROVISIONS

27.1 Section 4999 Excise Tax. In the event it shall be determined that any payment or distribution by CHC or its affiliates to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, but determined without regard to any additional payments required under this paragraph 27.1) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes, including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

27.2 409A Compliance. This Agreement is intended to comply with U.S. Internal Revenue Code Section 409A. Notwithstanding any provision herein to the contrary, this Agreement shall be interpreted, operated and administered consistent with this intent. In that regard, any payment in connection with the Executive’s termination of employment shall not be made earlier than six (6) months after the termination date to the extent required by Code Section 409A.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

William J. Amelio	Witness

Heli-One Canada Inc.

Authorized Signatory

Schedule A (1.2)

Approved External Professional Commitments

1. Director - Singapore IDA-1, National Semiconductor, ThinIdentity

Schedule B

Other Benefits

Attached